Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Viatel Holding (Bermuda) Limited

(Name of Issuer)

COMMON STOCK,

PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

         G93447103

(CUSIP Number)

James Panella

Morgan Stanley

1585 Broadway

NY, NY 10036

             Tel: (212) 762-6942

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

                      June 23, 2005

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

CUSIP No. G93447103	13D/A	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒
3	SEC USE ONLY	☐
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 1 (see note below)	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 54,117,503[1]
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 54,117,503[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,117,503[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%[2]

______________

1            The 54,117,503 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 52,588,633 Common Shares into which the $39,441,475 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 52,588,633 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

2            With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 63,218,633 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount which the Reporting Person has been informed by the Company will be reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 52,588,633 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103	13D/A	Page 3 of 10

14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 3 (see note below)	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 54,117,503[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 54,117,503[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,117,503[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%[4]

______________

3

The 54,117,503 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 52,588,633 Common Shares into which the $39,441,475 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 52,588,633 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

4

With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 63,218,633 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount which the Reporting Person has been informed by the Company will be reported by the Company in its

(footnote continued)

CUSIP No. G93447103	13D/A	Page 4 of 10

14	TYPE OF REPORTING PERSON* CO

______________

(footnote continued)

Annual Report on Form 20-F for the 2004 fiscal year and (b) the 52,588,633 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103	13D/A	Page 5 of 10

AMENDMENT NO. 3 TO SCHEDULE 13D

          Reference is made to the Statement on Schedule 13D filed on February 9, 2004, as amended by Amendment No. 1 thereto filed on April 15, 2004, and Amendment No. 2 thereto filed on April 23, 2004 (as amended, the “Schedule 13D”), on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”, together with MS, the “Reporting Persons”). All capitalized terms used without definition in this Amendment No. 3 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 3 to the Schedule 13D amends the Schedule 13D as follows.

Item 2.	Identity and Background.

          Item 2 of Schedule 13D is hereby amended by replacing Schedules A and B with the Schedules A and B that are attached to this Amendment No. 3 to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following thereto:

                       The source of the $13 million in funds to be used by MS&Co. to purchase the New Notes in connection with the New Investment more fully described in Item 4 below is the working capital of MS.

Item 4.	Purpose of Transaction.

                       Item 4 of Schedule 13D is hereby amended and supplemented by adding the following prior to the penultimate paragraph thereof:

          On June 23, 2005, Viatel Holding (Bermuda) Limited (the “Company”), MS&Co. and Värde Partners, Inc. (“Värde” and, together with MS&Co., the “New Investors”) entered into an Investment and Note Purchase Agreement (the “2005 Note Purchase Agreement”) that provides that, subject to the conditions in the 2005 Note Purchase Agreement, the Company shall issue to the New Investors senior secured increasing rate two-year notes (the “New Notes,” and the purchase of such New Notes, the “New Investment”) in aggregate amount of $16 million, with MS&Co. purchasing $12,937,799 in aggregate principal amount of the New Notes and Värde purchasing the remaining $3,062,201. Subject to the satisfaction of the conditions contained in the 2005 Note Purchase Agreement, the New Investment is expected to be consummated on or prior to June 30, 2005. The 2005 Note Purchase Agreement is attached hereto as Exhibit 10 and the form of New Notes are attached hereto as Exhibit 11.

          In connection with the New Investment, the investors (the “Existing Holders”) in the Company’s existing 8% Convertible Senior Secured Notes Due 2014 (the “Notes”) entered into a Letter Agreement (the “Letter Agreement”) with the Company pursuant to which the Existing Holders and the Company agreed that, at any time upon the election of the holders of a majority of the principal amount of the Notes, the Existing Holders would convert the Notes into shares of Common Stock, at the then-current conversion price. As of the date of this Amendment No. 3 to Schedule 13D, MS&Co. holds a majority in principal amount of the Notes. The Letter Agreement is attached hereto as Exhibit 12.

CUSIP No. G93447103	13D/A	Page 6 of 10

           The Company has informed MS&Co. that it expects to seek refinancing of the New Investment and to seek additional financing in the fall of 2005. MS&Co. has advised the Company that it will consider providing such refinancing and/or additional financing. There can be no certainty that any such refinancing or additional financing will occur, and MS&Co. is under no obligation to provide such refinancing.

Item 5.	Interest in the Securities of the Issuer.
Item 5(a) of Schedule 13D is hereby replaced in its entirety as follows:

            For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 54,117,503 shares of Common Stock, or approximately 85.6% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

            For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 54,117,503 shares of Common Stock, or approximately 85.6% of the outstanding shares of Common Stock.

           The 54,117,503 share number set forth above includes (a) the 1,528,870 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 52,588,633 shares of Common Stock into which the $39,441,475 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of shares of Common Stock into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 52,588,633 share number used above represents the maximum number of shares of Common Stock that the Notes may be converted into (assuming the Company does not pay interest on the Notes in the form of additional Notes) pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

           With respect to the calculation of the percentage of the outstanding Common Stock beneficially owned by the Reporting Persons, 63,218,633 was used as the total amount of outstanding Common Stock of the Company, which includes (a) the 10,630,000 total outstanding Common Stock amount which MS&Co. has been informed by the Company will be reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 52,588,633 shares of Common Stock issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

           The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

CUSIP No. G93447103	13D/A	Page 7 of 10
Item 7. Material to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 10: Investment and Note Purchase Agreement, dated June 23, 2005, by and among the Company and the New Investors named therein.
Exhibit 11: Form of Senior Secured Increasing Rate Notes Due 2007 of the Company.
Exhibit 12: Letter Agreement, dated June 23, 2005, by and among the Company and Existing Holders.
Exhibit 13: Joint Filing Agreement

CUSIP No. G93447103	13D/A	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: June 29, 2005

Morgan Stanley
By:	/s/ Robert G. Koppenol
Name: Robert G. Koppenol Title: Authorized Signatory

Morgan Stanley & Co. Incorporated
By:	/s/ Robert G. Koppenol
Name: Robert G. Koppenol Title: Authorized Signatory

CUSIP No. G93447103	13D/A	Page 9 of 10

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
Philip J. Purcell	Chairman of the Board and CEO
Stephen S. Crawford	Co-President
Zoe Cruz	Co-President
Edward Brennan	Retired; former Chairman, President and CEO of Sears, Roebuck and Co.
Sir Howard J. Davies[1]	The Director, London School of Economics and Political Science
John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.
C. Robert Kidder	Principal, Stonehenge Partners, Inc.
Charles F. Knight	Chairman Emeritus of Emerson Electric Co.
John W. Madigan	Retired; former Chairman of Tribune Company
Miles L. Marsh	Retired; former Chairman and CEO of Fort James Corporation
Michael A. Miles	Special Limited Partner in Forstmann Little & Co.
Laura D’Andrea Tyson	Dean of the London Business School
Klaus Zumwinkel[2]	Chairman of the Board of Management, Deutsche Post AG

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary
David W. Heleniak	Vice Chairman
Roger C. Hochschild	President and COO, Discover Financial Services
Mitchell M. Merin	President and COO, Investment Management
David W. Nelms	Chairman and CEO, Discover Financial Services
John H. Schaefer	President and COO, Individual Investor Group
David H. Sidwell	Executive Vice President and CFO
Jonathan Chenevix-Trench	Chairman, Institutional Securities European Operating Committee
Jerker M. Johansson	Head of Worldwide Institutional Equity Division
Alasdair G. Morrison	Chairman and CEO, Morgan Stanley Asia
Neal A. Shear	Head of Worldwide Fixed Income Division
Cordell G. Spencer	Co-Head of Worldwide Investment Banking
Michael D. Uva	Co-Head of Worldwide Investment Banking

1.	Sir Howard Davies is an English citizen and not a United States citizen.
2.	Klaus Zumwinkel is a German citizen and not a United States citizen.

CUSIP No. G93447103	13D/A	Page 10 of 10

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INCORPORATED

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Zoe Cruz	Managing Director, President and CEO of MS&Co. and Co-President of MS
John H. Faulkner	Managing Director, General Counsel and Secretary of MS&Co.
David W. Heleniak	Managing Director of MS&Co., Vice Chairman of MS
R. Sheldon Johnson	Managing Director of MS&Co.
Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS
Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and CEO of MS
Robin Roger	Managing Director of MS&Co.
Neal A. Shear	Managing Director of MS&Co. and Head of Worldwide Fixed Income of MS
Cordell G. Spencer	Managing Director of MS&Co. and Co-Head of Worldwide Investment Banking of MS

Executive Officers
Zoe Cruz	Managing Director, President and CEO of MS&Co. and Co-President of MS
Alexander C. Frank	Managing Director and CFO of MS&Co.
John H. Faulkner	Managing Director, General Counsel and Secretary of MS&Co.
Alan Scheuer	Managing Director and Treasurer of MS&Co. and Treasurer of MS
Robert G. Koppenol	Managing Director and Chief Compliance Officer of MS&Co.